EMI

04 JAN 16 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

04012128

7th January, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 19th December 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 7th January 2004, confirming that The Goldman Sachs Group, Inc. had, as at the close of business on 5th January 2004, decreased its interests in EMI Group plc Ordinary Shares of 14p each to 29,044,036 shares, being 3.68% of the shares in issue.

Yours faithfully,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 1/20

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/01

Company Announcements Office,
London Stock Exchange.

7th January, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Goldman Sachs Group, Inc. on behalf of itself and its subsidiaries, in a letter dated and received by fax on 7th January 2004, that, as at the close of business on 5th January 2004, The Goldman Sachs Group, Inc. had decreased its interest in EMI Group plc Ordinary Shares of 14p each to 29,044,036 shares, being 3.68% of the shares in issue. We were further notified that 20,883,826 shares were held by Goldman, Sachs & Co. and 8,160,210 shares were beneficially owned by Goldman Sachs International, both companies being direct subsidiaries of The Goldman Sachs Group, Inc.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

EMI

04 JAN 16 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

SUPPL

8th January, 2004.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 7th January 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 8th January 2004, confirming that Wellington Management Company, LLP has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 6th January 2004, had an interest in 25,494,639 shares, being 3.23% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref 82-3

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/02

Company Announcements Office,
London Stock Exchange.

8th January, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Wellington Management Company, LLP, a discretionary investment manager acting on behalf of its various clients, in a letter dated 6th January 2004, that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 6th January 2004, had an interest in 25,494,639 shares, being 3.23% of the shares in issue.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary